Exhibit 12.1

DDR Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2013	2014
Pretax (loss) income from continuing operations	$(213,964)	$(117,175)	$2,485	$28,572	$5,067	$13,506	$57,420

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$266,843	$248,586	$249,907	$236,716	$242,614	$176,367	$191,919
Appropriate portion of rentals representative of the interest factor	1,589	1,610	1,407	1,405	1,338	990	971

Total fixed charges	$268,432	$250,196	$251,314	$238,121	$243,952	$177,357	$192,890

Capitalized interest during the period	(21,814)	(12,232)	(12,693)	(13,327)	(8,789)	(6,768)	(6,638)
Amortization of capitalized interest during the period	7,447	7,855	8,278	8,722	9,015	6,711	6,927
Equity Company Adjustments	9,733	(5,600)	(13,734)	(35,250)	(6,819)	(5,543)	(10,241)
Equity Company Adjustments Distributed Income	10,889	7,334	9,424	13,165	15,116	10,533	6,358

Earnings before income taxes and fixed charges	$60,723	$130,378	$245,074	$240,003	$257,542	$195,796	$246,716

Ratio of earnings to fixed charges	(a)	(b)	(c)	1.0	1.1	1.1	1.3

(a)	Due to the pretax loss from continuing operations for the year ended December 31, 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $207.7 million to achieve a coverage of 1:1.
The pretax loss from continuing operations for the year ended December 31, 2009 includes consolidated impairment charges of $4.9 million, impairment charges of joint venture investments of $184.6 million and losses on equity derivative instruments of $199.8 million, which together aggregate $389.3 million.

(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $119.8 million to achieve a coverage of 1:1.
The pretax loss from continuing operations for the year ended December 31, 2010 includes consolidated impairment charges of $84.9 million and losses on equity derivative instruments of $40.2 million, which together aggregate $125.1 million.

(c)	For the year ended December 31, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $6.2 million to achieve a coverage of 1:1.
The pretax income from continuing operations for the year ended December 31, 2011 includes consolidated impairment charges of $63.2 million and impairment charges of joint venture investments of $2.9 million, which together aggregate $66.1 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2013, as amended.